EX – 3.2

CERTIFICATE OF DESIGNATION

OF

SERIES A PREFERRED STOCK

OF

DDI CORP.

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

DDi Corp., a Delaware corporation (the “Corporation”), certifies that, pursuant to authority conferred upon the Board of Directors by the Amended and Restated Certificate of Incorporation of the Corporation filed concurrently herewith, and pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors, at a meeting duly held on December     , 2003, adopted the following resolution, which resolution remains in full force and effect on the date hereof:

RESOLVED, that there is hereby established a series of authorized preferred stock, $0.001 par value per share, which shall be designated as “Series A Preferred Stock”, shall consist of 1,000,000 shares and shall have the following powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof as follows:

Section 1. Dividends.

1A. General Obligation. When and as declared by the Corporation’s Board of Directors and to the extent permitted under the General Corporation Law of Delaware, the Corporation shall pay preferential dividends in cash to the holders of the Series A Preferred Stock (the “Preferred”) as provided in this Section 1. Except as otherwise provided herein, dividends on each share of the Preferred (each, a “Share” and collectively, the “Shares”) shall accrue on a daily basis at the rate of 15% per annum of the Liquidation Value thereof (plus all accumulated and unpaid dividends thereon), payable quarterly on the first day of each March, June, September and December in each year (each such date being called a “Dividend Payment Date”) beginning with the first such date following the issuance of the Shares. To the extent not paid on the Dividend Payment Dates, all dividends which have accrued on each Share outstanding during the three-month period (or other period in the case of the initial Dividend Payment Date) ending upon each such Dividend Payment Date shall be accumulated and shall remain accumulated dividends with respect to such Share until paid to the holder thereof pursuant to Section 1B. The date on which the Corporation initially issues any Share of Preferred shall be deemed to be its “date of issuance”

regardless of the number of times a transfer of such Share is made on the stock records maintained by or for the Corporation and regardless of the number of certificates which may be issued to evidence such Share.

1B. Dividend Limitations. Notwithstanding anything herein to the contrary, such dividends on each Share of Preferred shall be payable only out of the DDi Europe Value. In connection with the foregoing, the Corporation shall used its best efforts to cause DDi Europe Limited (“DDi Europe”) to transfer the DDi Europe Value by way of dividend or otherwise to the Corporation to enable the Corporation to pay dividends on the Preferred on each Dividend Payment Date; provided however, that (i) the transfer of such DDi Europe Value by way of dividend or otherwise by DDi Europe to the Corporation is not prohibited by DDi Europe’s then existing financing agreements or applicable law and (ii) DDi Europe would have an aggregate cash balance of at least £2,000,000, as reflected upon its balance sheet prepared in accordance with U.K. GAAP, immediately following such transfer. In no event shall cash or other assets of the Corporation which do not constitute DDi Europe Value be distributed to any holder of Preferred upon any such dividend payment.

1C. Distribution of Partial Dividend Payments. Except as otherwise provided herein, if at any time the Corporation pays less than the total amount of dividends then accrued with respect to the Preferred, such payment shall be distributed pro rata among the holders thereof based upon the number of Shares held by each such holder.

Section 2. Liquidation.

Upon any liquidation, dissolution or winding up of the Corporation (whether voluntary or involuntary), each holder of the Preferred shall be entitled to be paid solely with any of the DDi Europe Value and before any distribution or payment is made out of DDi Europe Value upon any other equity security in an amount in cash equal to the aggregate Liquidation Value of all Shares held by such holder (plus all accrued and unpaid dividends thereon), and the holders of the Preferred shall not be entitled to any further payment. In no event shall cash or other assets of the Corporation which do not constitute DDi Europe Value be distributed to any holder of Preferred upon any such liquidation, dissolution or winding up of the Corporation.

Section 3. Priority of the Preferred on Dividends and Redemptions.

So long as any Preferred remains outstanding, without the prior written consent of the Required Holders, (a) the Corporation shall not, nor shall it permit any Subsidiary to, redeem, purchase or otherwise acquire directly or indirectly any equity security, nor (b) shall the Corporation directly or indirectly pay or declare any dividend or make any distribution upon any equity security, in each case (a) and (b), if such redemption, purchase, acquisition, dividend or distribution by the Corporation is effected using any of the DDi Europe Value.

Section 4. Redemptions.

4A. Mandatory Redemptions. The Corporation shall redeem all of the Shares of the Preferred (or such lesser number then outstanding) upon the later of (i) January 31, 2009 or

(ii) the date upon which all obligations under the Amended and Restated Facilities Agreement dated as of May 27, 1999 by and between DDi Europe and the Bank of Scotland (as amended from time to time but not as to any extensions of the maturity date, the “BOS Credit Facility”) shall have been repaid in full (the “Mandatory Redemption Date”), to the extent permitted by law, at a price per Share equal to the Liquidation Value thereof (plus all accrued and unpaid dividends thereon). Notwithstanding anything herein to the contrary, the Corporation shall effect such redemption using only and to the extent of the DDi Europe Value.

4B. Notice of Redemption. Except as otherwise provided herein, the Corporation shall mail written notice of each redemption of any Preferred to each record holder thereof not more than 60 nor less than 30 days prior to the date on which such redemption is to be made. In case fewer than the total number of Shares represented by any certificate are redeemed, a new certificate representing the number of unredeemed Shares shall be issued to the holder thereof without cost to such holder within five business days after surrender of the certificate representing the redeemed Shares.

4C. Determination of the Number of Each Holder’s Shares to be Redeemed. Except as otherwise provided herein, the number of Shares of the Preferred to be redeemed from each holder thereof in redemptions hereunder shall be the number of Shares determined by multiplying the total number of Shares to be redeemed times a fraction, the numerator of which shall be the total number of Shares then held by such holder and the denominator of which shall be the total number of Shares then outstanding.

4D. Dividends After Mandatory Redemption Date or Change of Control Redemption Date. No Share shall be entitled to any dividends accruing after the date on which the Liquidation Value of such Share (plus all accrued and unpaid dividends thereon) is paid to the holder of such Share. On such date, all rights of the holder of such Share shall cease, and such Share shall no longer be deemed to be issued and outstanding.

4E. Redeemed or Otherwise Acquired Shares. Any Shares which are redeemed or otherwise acquired by the Corporation shall be canceled and retired to authorized but unissued shares and shall not be reissued, sold or transferred.

4F. Other Redemptions or Acquisitions. The Corporation shall not, nor shall it permit any Subsidiary to, redeem or otherwise acquire any Shares of the Preferred, except (i) as expressly authorized herein or (ii) pursuant to a purchase offer made pro rata to all holders of the Preferred on the basis of the number of Shares owned by each such holder, in each of case (i) and (ii), using only and to the extent of DDi Europe Value.

4G. Payment of Accrued Dividends. The Corporation may not redeem any Preferred, unless all dividends accrued on the outstanding Preferred through the immediately preceding Dividend Payment Date have been declared and paid in full.

4H. Change of Control Redemptions.

(i) If a Change of Control has occurred or the Corporation reasonably believes that a Change of Control is likely to occur, the Corporation shall give prompt written notice of such Change of Control describing in reasonable detail the material terms and date or expected date of consummation thereof to each holder of the Preferred, and the Corporation shall give each holder of the Preferred prompt written notice of any material change in the terms or timing of such transaction. Each holder of the Preferred then outstanding may require the Corporation to redeem all, but not less than all, of the Preferred owned by such holder at a price per Share equal to 107% (during the first year following the date of issuance), 104% (during the second year following the date of issuance) and 101% (thereafter) of the Liquidation Value thereof (plus all accrued and unpaid dividends thereon) by giving written notice to the Corporation of such election within twenty (20) business days following receipt of the Corporation’s notice of the consummation of a Change of Control (the “Expiration Date”).

Upon receipt of such election(s), the Corporation shall be obligated to redeem the aggregate number of Shares specified therein on the later of (a) the occurrence of the Change of Control or (b) five days after the Corporation’s receipt of such election(s) (the “Change of Control Redemption Date”). Notwithstanding anything herein to the contrary, such redemption shall be effected using only and to the extent of the DDi Europe Value.

If any proposed Change of Control does not occur, all requests for redemption in connection therewith shall be automatically rescinded, or if there has been a material change in the terms or the timing of the transaction, any holder of the Preferred may rescind such holder’s request for redemption by giving written notice of such rescission to the Corporation.

(ii) Redemptions made pursuant to this paragraph 4H shall not relieve the Corporation of its obligation to redeem any outstanding Shares of Preferred on the Mandatory Redemption Date pursuant to paragraph 4A above.

4I. No Dividends, Redemptions and Other Distributions under Certain Circumstances. Notwithstanding anything herein to the contrary, in the event (i) all the assets of the Corporation are sold to another person (other than the Corporation and/or its subsidiaries), (ii) every share of capital stock of DDi Europe held by the Corporation are sold to another person (other than the Corporation and/or its subsidiaries) or (iii) there is a merger of another person (other than the Corporation and/or its subsidiaries) with or into DDi Europe or a merger of DDi Europe with or into another person (other than the Corporation and/or its subsidiaries), and the result following any such event is that all of the DDi Europe Value is extinguished, then all the rights of each holder of Shares of Preferred shall cease and such Shares of Preferred shall terminate and no longer be deemed to be issued and outstanding; provided, however, that the determination in respect of whether all of the DDi Europe Value has been extinguished shall be reasonably acceptable to the Required Holders.

Section 5. Voting Rights.

The holders of the Preferred, voting separately as a single class to the exclusion of all other classes of the Corporation’s capital stock and with each Share of the Preferred entitled to one vote, shall be entitled to vote and direct the Corporation to elect four (4) directors to the Board of Directors (the “Board”) of DDi Europe (the “Preferred Stock Appointed Directors”). Thereafter, the Corporation shall (a) elect such Preferred Stock Appointed Directors to the Board of DDi Europe, and if elected, (b) cause such Preferred Stock Appointed Directors to hold office for a period of two (2) years from the date of issuance of the Preferred. For each subsequent election of the Board of DDi Europe following such two (2) year period, the Corporation shall cause the number of the Preferred Stock Appointed Directors that may be elected to be based on the following EBITDA of DDi Europe; provided, however, that in the event there exists more than one EBITDA calculation, the EBITDA calculation delivered to and approved by the Board (or the audit committee of the Board) of DDi Europe shall control. Following the initial two (2) year term, the Corporation shall cause all subsequent Preferred Stock Appointed Directors to hold office for a period of one (1) year from the date of such subsequent election.

EBITDA	Number of the Preferred Stock Appointed Directors
$0 - $14,999,999.99	4
$15,000,000.00 - $24,999,999.99	3
$25,000,000.00 - $34,999,999.99	2
$35,000,000.00 or more	1

Except as otherwise set forth in this Section 5 and as otherwise required by applicable law, at all meetings of stockholders the holders of the Preferred are entitled to 1/100 of one vote for each Share held. There shall be no cumulative voting.

Section 6. Other Affirmative Covenants.

So long as any Shares of the Preferred remain outstanding, the Corporation agrees that it shall use its best efforts to:

(i) restrict DDi Europe from making any distributions or redemptions under any class or series of its capital stock (other than distributions or redemptions of the DDi Europe Value to be utilized by the Corporation to pay amounts due and owing to the Preferred);

(ii) limit DDi Europe from incurring additional indebtedness, which did not exist as of the date of issuance of the Preferred except (A) indebtedness in the ordinary course of business (e.g. trade credit); (B) purchase money indebtedness (e.g. capital lease obligations) in the ordinary course of business; and (C) refinancing indebtedness incurred for the purpose of discharging pre-existing indebtedness in an amount not to exceed the aggregate principal amount thereof, accrued and unpaid interest thereon and fees and expenses owing in connection therewith;

(iii) restrict DDi Europe’s ability to amend its articles of association or bylaws to the extent that such amendments directly or indirectly affect the rights of the Preferred or its holders, including without limitation, any amendment which would directly or indirectly authorize or issue any additional shares of stock in DDi Europe or other securities convertible into or exercisable for shares of stock in DDi Europe ranking as to participation in the profits or the assets of DDi Europe senior to or on a parity with the Preferred;

(iv) restrict any asset disposition by DDi Europe, whether for value or not, without the prior written consent of the Required Holders except for (i) any asset disposition which is made in the ordinary course of business and involves only the sale of property that is either (A) inventory held for sale, (B) equipment, fixtures, supplies or materials no longer required in the operation of the Corporation’s business or is obsolete, (ii) any asset disposition, the proceeds of which are used to purchase other long term assets or (iii) any asset disposition that is made solely in exchange for cash consideration and the net cash proceeds therefrom are used to pay dividends on the Preferred in accordance with Section 1A hereof;

(v) cause DDi Europe, without contribution from the Corporation, to continue to (i) perform its own audit in accordance with UK GAAP standards, which audit shall be made available to the Corporation without charge from DDi Europe and (ii) prepare a description of its business and management for inclusion in the Corporation’s public filings.

Section 7. Negative Covenant.

So long as any Shares of the Preferred remain outstanding, the Corporation shall not sell, assign, transfer, pledge or hypothecate (each, a “Transfer”) the capital stock of DDi Europe held by the Corporation without the consent of the Required Holders, which consent shall not be unreasonably withheld, except in connection with any pledge or hypothecation (including any Transfer as a result of such pledge or hypothecation) to the Bank of Scotland.

Section 8. Events of Noncompliance.

8A. Definition. An Event of Noncompliance shall have occurred if:

(i) the Corporation breaches or otherwise fails to perform or observe any covenant or agreement set forth in subparagraph (i) through (iv) of Section 6;

(ii) the Corporation fails to redeem all outstanding Shares of the Preferred (including all accumulated and unpaid dividends on any and all outstanding Shares of the Preferred), whether or not such redemption or payment is legally permissible on the Change of Control Redemption Date or on the Mandatory Redemption Date; or

(iii) the Board of Directors of the Corporation does not appoint (if appointments are determined by the Board of Directors) or the Board of Directors or management of the Corporation does not nominate for election by the Corporation’s stockholders, at any time while any DDi Europe Related Securities are outstanding, those persons nominated by two holders of DDi Europe Related Securities (the “DDi Europe Representatives”) in the manner set forth in Section 12 of the Amended and Restated By-Laws of the Corporation.

8B. Consequences of Events of Noncompliance.

(i) If an Event of Noncompliance of the type described in Section 8A(i) (without reference to the Corporation’s best efforts) has occurred and continues for a period of 45 days, the dividend rate on the Preferred shall increase immediately by an increment of 2 percentage point(s). Such increase of the dividend rate resulting from the operation of this subparagraph shall terminate as of the close of business on the date on which no Event of Noncompliance of the type described in Section 8A(i) exists, at which time the dividend rate shall return to 15% per annum.

(ii) If an Event of Noncompliance of the type described in Section 8A(ii) above has occurred, the Corporation shall use its best efforts to cause the Liquidation Value thereof (plus all accrued and unpaid dividends thereon and all costs and expenses associated with collecting the foregoing amounts) (collectively, the “Redemption Price”) to become the indebtedness of DDi Europe; provided, however, that (1) the result thereof would not render DDi Europe insolvent, (2) DDi Europe is not insolvent at the time the Redemption Price is converted into indebtedness of DDi Europe and (3) such indebtedness is subordinate to the prior payment in full in cash of all other indebtedness of DDi Europe but senior to the equity of DDi Europe.

If DDi Europe is able to incur such additional indebtedness without violating clauses (1), (2) and (3) described in the preceding paragraph or applicable law, the Corporation shall exchange all of the outstanding Shares of Preferred for subordinated notes of DDi Europe (the “Exchange Notes”) in an aggregate principal amount equal to the Redemption Price. Upon consummation of such exchange, the rights of the holders of Shares of Preferred so exchanged shall cease as stockholders of the Corporation with respect to such Shares, and the Person or Persons entitled to receive the Exchange Notes issuable upon exchange shall be treated for all purposes as the holder or holders of such Exchange Notes. The outstanding principal amount of each Exchange Note shall be due and payable in full on demand by the respective holder of such Exchange Note. The Corporation shall cause the Exchange Notes to be duly executed and authenticated by DDi Europe as of the date on which such exchange is effective.

Notwithstanding (1) the Corporation’s best efforts to cause the Redemption Price to become the indebtedness of DDi Europe, (2) the insolvency of DDi Europe at the time the Redemption Price is converted into indebtedness of DDi Europe or (3) DDi Europe being rendered insolvent as a result of the Redemption Price being converted into indebtedness of DDi Europe, if DDi Europe does not issue such indebtedness in an aggregate principal amount equal to the Redemption Price (or does not immediately issue such indebtedness on the Mandatory Redemption Date or Change of Control Redemption Date, as the case may be, following the failed redemption of the Preferred), then the holders of Shares of the Preferred shall be granted full voting power with respect to the capital stock of DDi Europe then held by the Corporation pursuant to a voting agreement with the Corporation. In addition, the Required Holders shall have the right, at their option, to request that the capital stock of DDi Europe then held by the

Corporation be valued by an Independent Valuation Firm as of a valuation date no earlier than the date that is six months prior to the date that the valuation is delivered to the Corporation and the holders of Shares of the Preferred, the cost of which valuation shall initially be paid by the Corporation. At any time within 90 days of the delivery of such valuation to the Corporation and the holders of Shares of the Preferred, the Required Holders shall have the right to require the Corporation to transfer to all holders of Shares of the Preferred on a pro rata basis based on the number of Shares held by each holder of Preferred that number of shares of capital stock of DDi Europe then held by the Corporation having a value equal to the Redemption Price as of the Mandatory Redemption Date or Change of Control Redemption Date, as the case may be (less the cost of the Independent Valuation Firm fees and expenses paid by the Corporation). If the Redemption Price as of the Mandatory Redemption Date or Change of Control Redemption Date, as the case may be (less the cost of the Independent Valuation Firm fees and expenses paid by the Corporation) exceeds the value of all of the shares of capital stock of DDi Europe then held by the Corporation, then all of the shares of capital stock of DDi Europe then held by the Corporation shall be transferred to the holders of Shares of the Preferred pro rata based on the number of Shares held by each holder of Preferred. If the Required Holders do not elect to require that the requisite number of shares of capital stock of DDi Europe be transferred to the holders of Shares of the Preferred for any reason, the holders of Shares of the Preferred shall reimburse the Corporation for the cost of the Independent Valuation Firm fees and expenses paid by the Corporation. The valuation prepared by the Independent Valuation Firm shall be final and binding on the holders of Shares of the Preferred and the Corporation for purposes hereof.

At the time that the shares of capital stock of DDi Europe are transferred to the holders of Shares of the Preferred in accordance with the preceding paragraph, then all of the Shares of the Preferred shall automatically cancel, terminate and be of no further force and effect. In the event the Corporation fails to transfer the capital stock of DDi Europe to the holders of Shares of the Preferred if required pursuant to the preceding paragraph, then the holders of Shares of the Preferred shall be entitled only to a remedy of specific performance to cause such transfer. If the shares of capital stock of DDi Europe are not transferred to the holders of Shares of the Preferred (either because of a violation by the Corporation of the preceding paragraph or because the Required Holders do not exercise their right to have such shares of capital stock of DDi Europe transferred), then the Preferred shall continue to accrue dividends at a dividend rate of 17% per annum for so long as the Preferred remains outstanding.

(iii) if an Event of Noncompliance of the type described in Section 8A(iii) above has occurred, the dividend rate on the Preferred shall increase immediately by an increment of 2 percentage point(s) effective retroactively to the date of issuance. Such increase in the dividend rate resulting from the operation of this subparagraph shall terminate as of the close of business on the date in which no Event of Noncompliance of the type described in Section 8(A)(iii) exists, at which time the dividend rate shall return to 15% per annum. Notwithstanding the foregoing, if (i) any member of the Board of Directors of the Corporation who holds Shares of Preferred (or who is a stockholder, director, member, partner, employee or otherwise an affiliate of a person or entity who holds Shares of Preferred (each, a “Preferred Stock Board Member”) votes against an appointment or nominee to the Board of Directors nominated by the DDi Europe Representatives (the “Recommended Board Member”) in accordance with the provisions in Section 12 of Article II of the Amended and Restated By-Laws of the Corporation, (ii) such

Recommended Board Member is not appointed or nominated to the Board of Directors of the Corporation because one or more Preferred Stock Board Members votes against such Recommended Board Member and (iii) such Recommended Board Member would have been appointed or nominated to the Board of Directors of the Corporation had such Preferred Stock Board Member voted for such Recommended Board Member, then there shall be no increase in the dividend rate pursuant to the provisions of this Section.

(iv) If any Event of Noncompliance exists, each holder of the Preferred shall also have any other rights which such holder is entitled to under any contract or agreement at any time and any other rights which such holder may have pursuant to applicable law.

Section 9. Conversion of Preferred.

Notwithstanding anything herein to the contrary, in the event the BOS Consent is received by the Corporation on or after the date of issuance of the Preferred, then on the business day immediately following receipt of written acknowledgement from each of the Co-Sponsors and the Required Lenders that the BOS Consent is in form and substance reasonably satisfactory to the Co-Sponsors and the Required Lenders, then (i) the New Articles of Association of DDi Europe in the form attached hereto as Exhibit 1 shall be adopted and effective, and (ii) each outstanding Share of Preferred shall convert into or be exchanged for one (1) share of preferred stock of DDi Europe (the “European Preferred”), which European Preferred shall have the powers, preferences, rights, qualifications, limitations and restrictions as set forth in such New Articles of Association.

Section 10. Registration of Transfer.

The Corporation shall keep at its principal office a register for the registration of the Preferred. Upon the surrender of any certificate representing Preferred at such place, the Corporation shall, at the request of the record holder of such certificate, execute and deliver (at the Corporation’s expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of Shares represented by the surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of Shares as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate, and dividends shall accrue on the Preferred represented by such new certificate from the date to which dividends have been fully paid on such Preferred represented by the surrendered certificate.

Section 11. Replacement.

Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing Shares of the Preferred, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the holder is a financial institution or other institutional investor its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of Shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate, and dividends shall accrue on the Preferred represented by such new certificate from the date to which dividends have been fully paid on such lost, stolen, destroyed or mutilated certificate.

Section 12. Definitions.

“Ad Hoc Committee” means the group of holders of the 5.25% convertible subordinated notes and the 6.25% convertible subordinated notes who formed a committee chaired by Tablerock Fund Management, LLC and represented by Stutman, Treister & Glatt Professional Corporation.

“Bank of Scotland” means the Governor and Company of the Bank of Scotland, in its various capacities under the BOS Credit Facility.

“Board” has the meaning set forth in Section 5 hereof.

“BOS Consent” means the consent of Bank of Scotland, pursuant to the BOS Credit Facility, to the issuance of the European Preferred by DDi Europe, which shall be in form and substance reasonably satisfactory to the Co-Sponsors and the Required Lenders.

“BOS Credit Facility” has the meaning set forth in Section 4A hereof.

“Change of Control” occurs if (1) the Corporation fails to control directly more than 50% of the voting stock of DDi Europe, (2) all or substantially all of the assets of DDi Europe are sold to another person (other than the Corporation and/or its subsidiaries), or (3) the merger or consolidation of DDi Europe with or into another person (other than the Corporation and/or its subsidiaries) or the merger of another person (other than the Corporation and/or its subsidiaries) with or into DDi Europe, or if the securities of DDi Europe that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the voting stock of DDi Europe are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving person or transferee that represent, immediately after such transaction, a majority of the aggregate voting power of the voting stock of the surviving person or transferee.

“Change of Control Redemption Date” has the meaning set forth in Section 4H hereof.

“Co-Sponsors” means the Ad Hoc Committee, DDi Europe, DDi Intermediate Holdings Corp., Dynamic Details, Incorporated and Dynamic Details, Incorporated, Silicon Valley.

“DDi Europe” has the meaning set forth in Section 1B hereof.

“DDi Europe Related Securities” means (a) the Shares of Preferred, or (b) the shares of European Preferred in the event of a conversion of the Shares of Preferred into shares of European Preferred pursuant to Section 9 hereof, or (c) the Exchange Notes in the event of an exchange pursuant to Section 8B(ii) hereof.

“DDi Europe Representatives” has the meaning set forth in Section 8A(iii) hereof.

“DDi Europe Value” means (i) the capital stock of DDi Europe and (ii) any cash, property or other assets of DDi Europe or any of its direct and indirect subsidiaries that is transferred to the Corporation by way of dividend or otherwise.

“Dividend Payment Date” has the meaning set forth in Section 1A hereof.

“EBITDA” as of any date of determination, means consolidated earnings before interest, taxation, depreciation and amortization and after making appropriate adjustments for extraordinary cash charges and/or gains as certified by DDi Europe’s auditors from time to time and based upon the statutory accounts of DDi Europe and its Subsidiaries for the twelve (12) months ended immediately prior to such date of determination.

“European Preferred” has the meaning set forth in Section 9 hereof.

“Exchange Notes” has the meaning set forth in Section 8B(ii) hereof.

“Expiration Date” has the meaning set forth in Section 4H hereof.

“Independent Valuation Firm” means a nationally recognized independent valuation firm selected by the Required Holders, subject to the reasonable approval of the Corporation. If such nationally recognized independent valuation firm is not reasonably acceptable to the Corporation, then the Corporation shall, within 30 days of receiving notification of the valuation firm selected by the Required Holders, select a second nationally recognized independent valuation firm reasonably acceptable to the Required Holders. If such second nationally recognized independent valuation firm is not reasonably acceptable to the Required Holders, as notified to the Corporation within 30 days of receiving notification of the valuation firm selected by the Corporation, such second nationally recognized independent valuation firm together with the first nationally recognized valuation firm selected by the Required Holders, shall select within 15 days a third nationally recognized independent valuation firm that shall be the “Independent Valuation Firm”.

“Liquidation Value” of any Share as of any particular date shall be equal to $15.00 per Share.

“Mandatory Redemption Date” has the meaning set forth in Section 4A hereof.

“Person” means an individual, a partnership, a corporation, a limited liability company, a limited liability, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Preferred” has the meaning set forth in Section 1A hereof.

“Preferred Stock Appointed Directors” has the meaning set forth in Section 5 hereof.

“Preferred Stock Board Member” has the meaning set forth in Section 5 hereof.

“Recommended Board Member” has the meaning set forth in Section 8(B)(iii) hereof.

“Redemption Price” has the meaning set forth in Section 8B(ii) hereof.

“Required Holders” means the holders of a majority of the outstanding Shares of Preferred.

“Required Lenders” has the meaning set forth in the Second Amended and Restated Credit Agreement dated as of December     , 2003 by and among Dynamic Details, Incorporated, JPMorgan Chase Bank, as Administrative Agent and the other parties thereto.

“Shares” has the meaning set forth in Section 1A hereof.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control the managing general partner of such limited liability company, partnership, association or other business entity.

“Transfer” shall have the meaning set forth in Section 7 hereof.

Section 13. Amendment and Waiver.

No amendment, modification, alteration, repeal or waiver of any provision of Sections 1 to 12 hereof shall be binding or effective without the prior written consent of the Required Holders at the time such action is taken; provided that no such action shall change (a) the rate at which or the manner in which dividends on the Preferred accrue or the times at which such dividends become payable or the amount payable on redemption of the Preferred or the times at which redemption of the Preferred is to occur, without the prior written consent of the Required Holders, or (b) the percentage required to approve any change described in clause

(a) above, without the prior written consent of the holders of at least 50% of the Preferred then outstanding; and provided further that no amendment, modification, alteration, repeal or waiver of the terms or relative priorities of the Preferred may be accomplished by the merger, consolidation or other transaction of the Corporation with another corporation or entity unless the Corporation has obtained the prior written consent of the holders of the applicable percentage of the Preferred then outstanding.

Section 14. Notices.

Except as otherwise expressly provided hereunder, all notices referred to herein shall be in writing and shall be delivered by registered or certified mail, return receipt requested and postage prepaid, or by reputable overnight courier service, charges prepaid, and shall be deemed to have been given when so mailed or sent (i) to the Corporation, at its principal executive offices and (ii) to any stockholder, at such holder’s address as it appears in the stock records of the Corporation (unless otherwise indicated by any such holder).

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed by Joseph Gisch, its Senior Vice President, Strategic Planning and Business Development and attested by Timothy Donnelly, its Secretary, this 12th day of December, 2003.

DDi CORP.

By:	/s/ Joseph Gisch
Name: Joseph Gisch
Title: Senior Vice President, Strategic Planning and Business Development

Attest:

/s/ Timothy Donnelly
Name: Timothy Donnelly
Title: Secretary

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